UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Silk Road Medical, Inc.

File No. 333-230045 - CF#37091

Silk Road Medical, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 4, 2019.

Based on representations by Silk Road Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through March 1, 2019
Exhibit 10.7	through March 1, 2019
Exhibit 10.9	through March 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary